FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

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FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS YEAR END 2005 RESULTS

“Continued strong results”

Istanbul, Turkey, February 27, 2006 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the year ended December 31, 2005. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP) and are expressed in US$.

Figures in parentheses following the operational and financial results for the year 2005 refer to the same item in the year 2004 and figures in parentheses following the operational and financial results for the fourth quarter of 2005 refer to the same item in the third quarter of 2005.

Please note that all financial data are consolidated whereas non-financial data are unconsolidated unless otherwise specified.

Highlights of the Year

•	Turkcell recorded strong subscriber growth year on year. Turkcell added 4.5 million (4.4 million) net new subscribers during 2005 and recorded a 19% increase in its overall subscriber base to 27.9 million (23.4 million) as of December 31, 2005

•	Usage increased by 4% to 67.7 minutes (64.9 minutes) as a result of improvements in the macroeconomic environment, positive consumer sentiment and the effects of volume-based campaigns

•	Revenue increased 33% to US$4.3 billion (US$3.2 billion) during the year ended December 31, 2005

•	EBITDA increased to US$1,933.3 million (US$1,338.8 million) during the year ended December 31, 2005 and Turkcell recorded an EBITDA margin of 45% mainly due to improved operational performance

•	Net income increased 78% to US$910.9 million (US$511.8 million) during the year ended December 31, 2005

Summary of Financial and
Operational Data

	Q4 2004	Q3 2005	Q4 2005	YE 2004	YE 2005

Number of total subscribers (million)	23.4	26.7	27.9	23.4	27.9
Number of post-paid subscribers (million)	5.1	5.3	5.4	5.1	5.4
Number of pre-paid subscribers (million)	18.3	21.4	22.5	18.3	22.5

ARPU Average revenue per user, blended (US$)	12.4	15.2	12.2	12.3	13.2
Average revenue per user, postpaid (US$)	29.0	38.1	30.9	29.2	32.8
Average revenue per user, prepaid (US$)	7.6	9.4	7.7	7.2	8.2

Churn (%)	2.0	2.5	2.9	9.1	10.1

MOU Minutes of usage, blended, per month	63.8	73.4	70.1	64.9	67.7

Revenue (US$ million)	880	1,249	1,075	3,201	4,269

EBITDA* (US$ million)	384	615	456	1,339	1,933

Translation (Loss)/Gain (US$ million)	(33)	3	—	(11)	(8)

Net Income (US$ million)	139	327	241	512	911

All figures are quarterly other than subscriber numbers which reflect the number of subscribers at the end of the period.

*  EBITDA is a non-GAAP financial measure. See page 19 for the reconciliation of EBITDA to net cash used for operating activities.

Comments from the CEO, Muzaffer Akpinar

We believe we have posted strong results for 2005 despite intense price based competition in our market. We recorded a 19% growth in our subscriber base, bringing our total number of subscribers to 27.9 million in Turkey and we’re glad that the Turkcell Group(1) subscriber numbers, including those of our subsidiaries’, reached 32.1 million as of 2005 year end. We maintained our leading position in the Turkish GSM market in all respects mainly due to our customers’ trust in our offerings such as our wide portfolio of products and services, campaign initiatives and our high quality network.

_________________

(1)     See page 13 for the breakdown of the Turkcell Group subscriber numbers

We recorded a 33% growth in our consolidated revenue together with a 4% increase in usage levels and posted a 45% EBITDA margin. Our initiatives to increase minutes of usage and the usage of value added services by better meeting the needs and expectations of our customers proved successful, and we were able to maintain a churn rate of approximately 10% level.

We continued to generate strong cash flow and we realized record high payments during 2005 over US$2 billion without any major additional external financing.

In 2006, we intend to keep our leading position in the Turkish market by maintaining our lead in gross subscriber additions and to ensure continued growth in revenues. We will continue with our customer focused approach through suitable offers while further capitalizing on our strong brand with an on-going emphasis on retention of our valued subscribers.

Outlook for 2006

Our major focus and main revenue source will continue to be our domestic operations. We believe current penetration rates provide for sufficient growth opportunities given the young population in Turkey. The stable macroeconomic environment in Turkey should further contribute to our results positively, assuming continued stability in 2006.

During 2005, there were some major changes in Turkey regarding ownership structures of the sector players as a result of the sale of a major stake in the incumbent fixed line operator Turk Telekom and its GSM subsidiary, Avea, as well as the sale of Telsim. These changes may bring further competitive challenges to our market. At this time, it is still too early for us to quantify the impact of such changes on our business. For now, we believe that, our market is still in a transitional period and the aggressive price based offers which we have seen in our market during the last year are continuing.

Nevertheless, we believe we are well positioned to meet new challenges in our market given our number of attributes such as, our well established brand name, superior network coverage and quality, large portfolio of products and services, unique distribution channels and our segment based approach to understanding the needs and expectations of our customers.

In the changing competitive landscape, our intention is to maintain our leading position with the aim of achieving double digit growth in our subscriber base while sustaining a balance with our bottom line objectives. In this respect, with our “Better Value for Money” approach, we will continue with our new service and product offerings, as well as with our loyalty programs, to better meet the needs and expectations of our subscribers. One of our major focus areas will be the retention of our valued subscribers through churn prevention activities.

We also intend to maintain our leadership on the technological front in Turkey through continued introduction of new products and services to enrich the lives of our customers using our cutting edge network infrastructure. Since our inception, we have invested more than US$4.7billion in Turkey in our network infrastructure, which allows us a solid network providing nationwide GPRS coverage and a more than 50% EDGE enabled network. During 2006, we intend to maintain the advantages of our superior network infrastructure which our customers will continue to enjoy, through our US$350 million planned in infrastructure investments.

On the regulatory front, the Telecommunications Authority recently provided an indication that the granting of third generation (3G) licenses and topics such as Mobile Number Portability (MNP), as well as the access of Mobile Virtual Network Operators (MVNO) in our market, will be among their agenda items. Although there is currently not enough clarity on the exact timing or the process by which the 3G licenses will be awarded in Turkey, it is expected to take place sometime in 2006 as per Telecommunications Authority’s statements. Currently, details of the MNP regulation are yet to be published by the Telecommunications Authority clarifying issues such as the method of portability and the management of related infrastructure. The details of the regulation and business model that may be applied to MVNO’s also remain unclear. Furthermore, a Draft Electronic Communication Law is in progress and awaiting approval from the Parliament. In its current form, the draft law grants expanded powers to the Telecommunication Authority and increases the obligations of the operators.

We will continue to monitor developments on the regulatory front closely.

International Operations

Our indirect subsidiary in Ukraine, Astelit, operating under the “life :)” brand was recognized by independent research as one of the fastest growing companies, in terms of market share, with approximately 2.46 million GSM subscribers in Ukraine as of year end 2005. Additionally, Astelit recently announced the closing of a US$540 million loan. Astelit’s intention is to spend up to US$200 million in 2006 for its capital expenditures.

We expect the Ukraine market to remain very competitive in 2006. Penetration rates are likely to rise rapidly as multiple SIM card usage in Ukraine market is quite common. We believe Astelit has combined a customer-centric approach with a high-tech network and innovative service packages offered in the market throughout last year quite effectively. We believe subscription growth of Astelit will continue in 2006 while one of the key challenges will involve increasing minutes of usage necessary to realize bottom line objectives. We believe Astelit’s results are in line with our expectations so far and the company should continue to move towards achieving a fundamentally sound business model despite a highly competitive market.

Combined subscribers in Fintur, of which we hold a 41.45% stake, reached 6.1 million as of year end 2005 reflecting an annual growth rate of more than 50%. Fintur contributed 1.5 million on a pro-rata basis to Turkcell Group subscriber numbers. Using the equity pick up method, we also recorded US$67.6 million income as of year end 2005. We are hopeful that the Fintur operations will continue to generate value and we expect growth trend to continue during 2006.

On the international front, Turkcell’s goal of becoming a regional player remains and we intend to evaluate new business opportunities that may arise within our region in the near term.

Review of Year 2005

Domestic Operations

Turkey continued to enjoy a stable macroeconomic environment where annual inflation rate was recorded at 8% (i.e. consumer price index), which helped improve consumer sentiment overall in Turkey.

The mobile line penetration rate in Turkey reached approximately 60% as of 2005 year end, which is still low relative to mobile penetration rates elsewhere in Europe. We believe the growth potential in Turkey remains promising and in 2006 we expect the growth in our subscriber base as well as our market to continue, although at a slower pace compared to 2005. We expect the line penetration rate in Turkey will continue to grow, reaching 70% levels in 2007.

Our subscriber base reached 27.9 million as of December 31, 2005, which constituted a 19% increase compared to 23.4 million subscribers as of December 31, 2004.

Revenue increased 33% to US$4,269 million in 2005 (US$3,201 million) mainly due to growth in subscriber base, price adjustments of 5.7% on average, the positive effect of appreciation of TRY against US$ by 5.7% on average basis, increased usage. Additionally, please note the distorting effect of legal provisions on 2004 revenues.

EBITDA increased to US$1,933 million in 2005 (US$1,339 million) and we recorded an EBITDA margin of 45% (42%) mainly due to improved operational performance.

In line with increased revenue and improved operational performance in 2005 net income increased to US$911 million (US$512 million).

Blended monthly minutes of usage (MoU) increased 4% to 67.7 minutes (64.9 minutes) mainly as a result of volume-based campaigns and the improvement in macroeconomic indicators.

Blended average revenue per user (ARPU) increased to US$13.2 (US$12.3) mainly as a result of the positive impact of improving usage, price adjustments, increasing value added services revenue and the improvement in macroeconomic indicators.

The Competitive Landscape and Our Offerings

During 2005, the Turkish telecommunications market underwent significant changes as the sale of Telsim and the privatization process of Turk Telekom were realized. We expect these developments will result in considerable changes in our competitive environment. As these players are yet to become fully operational under their new management structures and as uncertainty still exists with regards to the actions they will take, we are not able to fully assess the competitive impact on our business. Nevertheless, as we stated before, we believe we are well prepared to meet any new challenges that we may face.

On the competition front, our competitors’ intensity in the use of aggressive price-based offers continued during the year, as they focused on increasing their market share.

We made a cumulative upward price adjustment of 5.7% on average during 2005 which was followed by a 3.4% price adjustment in January 2006.

During 2005, our retention activities helped us to record an annual churn rate of 10.1% (9.1%).

We maintained our customer focused approach by introducing offers, campaigns and tariff options with a segment-based approach to better meet the needs and expectations of our subscribers. Our segment led loyalty programs and volume-based campaigns resulted in improved usage and retention.

Our ambition remains to enhancing customer satisfaction, through our segmented approach in service, product and tariff offerings, while sustaining a balance with our revenue goals.

In this respect, our portfolio of offers continued throughout the year. For example, for the youth segment, we have introduced the Young Turkcell Community, called “GncTrkcll” for high school and university students or anyone feeling young. The number of members of this club has now exceeded 7 million who are benefitting from our periodic offers. We extended our Kampuscell community offer to high school students which contributed greatly to the improvement in minutes of usage. We further improved the loyalty of our corporate customers through the introduction of specific campaigns that provided certain usage incentives.

On the products and services front, in addition to the continued popularity of our existing logo melody and chat services, RingbackTone has become one of our most popular services. Mobile payment, push e-mail solutions such as blackberry and TurkcellEPostacý (Turkcell e-mail address), Instant Messaging and TurkcellConnectcard — an high speed data card, are areas, we believe will become areas of appeal for our subscribers in time.

Turkcell introduced EDGE into Turkish market in 2005 to help our customers experience the fastest access to internet and value added services such as MMS, mobile music and video, corporate applications and many others.

SMS is a major contributor to our value added services revenues. During New Year’s Day and the first day of the religious holiday in January 2006, we recorded two consecutive records where Turkcell subscribers sent approximately 59 million and 90 million peer-to-peer messages, respectively.

Turkcell continues to enrich services portfolio with innovative services in partnerships with various sectors such as finance, retail, transportation and media. Turkcell Mobile Payment and Visual Radio are the outcomes of such cooperation.

As a result of these combined efforts, our value added services revenue constituted approximately 14% (14%) of our total net revenue in 2005.

Our aim is to continue positioning our new products and services based on the needs and expectations of our subscribers, to promote mobile usage to increase awareness of our value added services through trials and bundled offers, and to increase the penetration of our services while easing the daily life of our subscribers.

Regulatory Environment and Legal Developments

Revision of the gross revenue definition to be used for the 15% Treasury Share calculation:
Pursuant to the process prescribed by the law, we have applied to the Telecommunications Authority to review the related item defining the gross revenue in our license agreement and agreed on the revised text with the Telecommunications Authority, and the revised agreement has been submitted to the Danýstay, the Highest Administrative Court in Turkey, for its review and following this process and signing of the revised agreement, the modified definition of gross revenue is expected to be applicable. Although the exact timetable is not clear, we expect the change to be effective starting from the second quarter of 2006. Meanwhile, we continue to pay the 15% Treasury Share on all gross revenue items, including 18% VAT and interest charges for late collection from subscribers.

Regulatory designations in call termination and origination market:
The Telecommunications Authority had designated Turkcell as an “operator holding significant market power” in the “GSM Mobile Telecommunication Services Market” and “GSM Mobile Call Termination Services Market” based on a communiqué regarding the procedures in the determination of operators holding significant market power effective as of the beginning of 2004. As a result of the evaluation process this year and effective as of December 31, 2005, the Telecommunications Authority designated two other GSM operators in Turkey as “operators holding significant market power” in the GSM mobile call termination services market along with Turkcell. As part of the same evaluation, the Telecommunications Authority also designated Turkcell as an “operator holding significant market power” in access and call origination on the public mobile telephone network market.

Revision of pricing terms of interconnection agreements:
We and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. After discussions, we have not been able to agree on the pricing terms with other operators and as per the Access and Interconnection Regulation and the issue has been escalated to the Telecommunications Authority by Turk Telekom and Telsim. Meanwhile, the Telecommunications Authority issued Reference Interconnection Rates during the fourth quarter of 2004, which set forth pricing terms. Consequently, in August 2005 the Telecommunications Authority issued a “temporary interconnection price schedule” for the interconnection between Turk Telekom and Turkcell which is in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. The Telecommunications Authority is expected to issue a final price structure in coming months, although the timing is not yet clear. The Telecommunications Authority is also expected to issue temporary prices for Telsim and Turkcell in the near term.

Major Legal Disputes:
There were no major changes during the fourth quarter of 2005 regarding the status of current outstanding legal disputes in respect of either i) the pricing terms of interconnection agreements with Telsim, ii) the international voice traffic dispute with Turk Telekom.

With regards to the international voice traffic dispute, as we have stated before, we believe Turk Telekom’s request has no legal basis since Turkcell had conducted the operations that are the subject if the dispute based on permissions received from the relevant Turkish authorities, in order to assure international interconnection. With regards to the interconnection pricing dispute, this lawsuit was started by Telsim before the set process by the Telecommunications Authority was finalized. The Telecommunications Authority continues with the process to establish terms regarding the revised pricing structure. On either case, we have not reflected any provisions into our financials regarding the claimed amounts in those lawsuits.

Please refer to our second quarter 2005 results press release dated September 7, 2005 for further details.

Legal Settlements:
Turkcell management had signed two Settlement Agreements on Treasury Share and Interconnection with the Turkish Treasury and Ministry of Finance in December 2004.

Outstanding amounts due under these settlements were fully paid off during 2005. Based on the agreements, Turkcell owed a total of approximately TRY998.8 million (equivalent to US$744.4 million as of December 31, 2005) in 2005 excluding interest. Turkcell management further decided to make an early payment for the amount it owed to Turk Telekom for the year 2006 amounting to approximately TRY286.9 million (equivalent to US$213.8 million as of December 31, 2005) pursuant to the early payment option of the agreement.

Unregistered handsets:
In 2005, a law was enacted establishing procedures to legalize those handsets that were brought into the country illegally during for a specific period of time and to prevent the re-use of lost or stolen handsets. As per this law, those handsets that were acquired after July 13, 2005 and were not registered with and were on the black list of the Telecommunications Authority were banned from service starting from December 13, 2005 by the GSM operators. However, the subscriptions on the relevant GSM operators remained active. If these handsets were acquired before July 13, 2005, users were allowed to pay a fine of YTL5 per handset to the Telecommunications Authority if they did not have proper receipt of purchase to prevent deactivation of these handsets. The number of handsets impacted by the regulation was considerable; however, we believe this matter did not create disturbance for our subscribers. Turkcell paid approximately US$40 million to the Telecommunications Authority, registering the majority of the handsets of its subscribers, whose handsets were to be blocked if timely registration did not take place. The amount financed by Turkcell was US$37 million that has been accounted as a reduction of revenues during the fourth quarter 2005.

Funding

We continued to generate strong cash flow and we realized record high payments during 2005 without any major additional external financing. The stand-alone payments of Turkcell related to debt repayment including principal, and interest (US$591 million), scheduled and early legal settlement payments including principal, interest and taxes after netting of interconnection receivables of Turkcell (US$867 million), domestic capital expenditures (US$498 million), corporate tax payment (US$100 million), and dividend payment (US$182 million) in aggregate totalling approximately US$2.2 billion.

As of August 1, 2005, we redeemed US$400 million of the Cellco Finance N.V.‘s (“Cellco notes”) outstanding Senior Notes together with accrued interest, fullfilling all of our obligations in respect thereof as of the maturity date. As of August 1, 2005, we held a notional amount of US$65 million of 12.75% Cellco notes which had been purchased in 2004. In August, we also utilized a Turkish Lira denominated TRY50 million unsecured facility. With the redemption of the Cellco notes, our outstanding total debt has been significantly reduced to US$650 milion, of which US$381 million is related to the Ukrainian operations.

Purchase of A-Tel

As we announced in October 2005, we were offered an option to purchase 50% of the shares of A-Tel for a consideration of US$150 million. We are currently continuing tax, legal and financial due diligence review of A-Tel and we are determined to proceed with the purchase of A-Tel’s shares for US$150 million, provided that the value of such shares is worth at least US$150 million.

Corporate Social Responsibility Projects

Turkcell, as one of Turkey’s leading companies recognizes its responsibility to serve the country’s social and economic needs and in 2005 we continued with our efforts in the corporate social responsibility area. Turkcell as part of its corporate social responsibility programs, invests in various educational programs, sports, technology, culture and art. As part of its ongoing program Turkcell became the sponsor of the Turkish Professional Super League for five years starting with the 2005-2006 season, earning itself naming rights for the football league of Turkey. Additionally, Turkcell continued to sponsor the successful education project for 5,000 girls named “Snowdrops”.

Turkcell believes these activities will continue to underscore the company’s commercial success in the upcoming competitive environment.

International Operations

Fintur:
Fintur International continued its strong growth in the fourth quarter of 2005. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 640,000 net new subscribers, raising the total number of subscribers to approximately 6.1 million (5.5 million) as of December 31, 2005. Furthermore, in the fourth quarter of 2005 consolidated revenue increased to US$252 million (US$232 million). The consolidated revenue of Fintur reached US$854 million (US$557 million) for the year 2005.

We own 41.45% of Fintur and account for this investment using the equity method, which totaled US$22.3 million (US$18.9 million) in income in the fourth quarter of 2005. For the year 2005, we recorded US$67.6 million (US$43.6 million) of income by using the equity method.

Ukraine:
In Ukraine, Astelit, Turkcell’s indirectly owned subsidiary owned through Euroasia, has been operational since February 2005 under the new brand “life :)” using GSM 1800 technology. Turkcell’s share in Euroasia increased to 54.41% after the capital increase realized in January 2006. Euroasia has two wholly owned subsidiaries: CJSC Digital Cellular Communications (“DCC”) that operates a TDMA800 network and Astelit that operates a nationwide GSM 1800 network. Since the second quarter of 2004, the financials of Euroasia have been consolidated into Turkcell’s financial statements.

Astelit is growing at a steady pace and we believe that Astelit is moving in line with our goal to set a fundamentally sound business model in a highly competitive market environment.

Since its commercial launch, Astelit’s network has grown to 2,700 base stations, which provide coverage of all cities in Ukraine with more than 100,000 inhabitants, which represents approximately 66% population coverage throughout the territory of Ukraine. Besides its strong development in network expansion, “life :)” currently offers more than 120 services to its subscribers.

The subscriber base of Astelit reached approximately 2.5 million (1.2 million) excluding approximately 43,000 (70,000) TDMA subscribers, by the end of fourth quarter 2005, which represent 108% quarter on quarter growth. The company credited the rapid increase of its subscriber base to its dynamic network roll-out and innovative services.

During the fourth quarter of 2005, Euroasia recorded net revenue of US$16.2 million (US$11.6 million), gross loss of US$23.6 million (US$13.8 million) including depreciation and amortisation of US$19.5 million (US$10.0 million) and net loss of US$56.3 million (US$25.3 million). Also during this quarter, US$89.8 million of (US$40.2 million) in capital expenditure was recorded for the Ukrainian operations.

For the year 2005, Euroasia recorded net revenue of US$43.7 million, gross loss of US$49.9 million including depreciation and amortisation of US$42.8 million and net loss of US$100.4 million. Total capital expenditure for 2005 reached US$270.6 million. Astelit plans to spend up to US$200 million in 2006 for capital expenditures.

Please note that all financial and operational results include the TDMA business in Ukraine unless otherwise specified.

As of the start of 2006, Astelit succesfully closed a US$540 million long term financing, one of the biggest private financings in Ukraine. The total financing package consists of a syndication loan and a junior loan. The long term syndicated loan in the amount of US$390 million has a term of six years of which US$270 million is guaranteed by Export Credit Agency (ECA) and US$90 million has no guarantees. Nokia Corporation and Ericsson Credit AB, the two major suppliers of Astelit’s GSM network also took part in the financing with US$30 million. The junior loan in the amount of US$150 million has a term of six years and is fully guaranteed by Turkcell. The proceeds from these facilities will be used to refinance Astelit’s existing vendor loans and local bank loans and finance additional capital expenditures and working capital requirements.

Transition to IFRS Accounting

We have historically maintained our books of account and prepared our statutory financial statements in Turkish Lira (prior to January 1, 2005) or New Turkish Lira (from January 1, 2005 onward) in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation. For SEC reporting purposes we have also historically prepared and presented on a consolidated basis our financial statements in accordance with US GAAP in US dollars because U.S. and international investors are generally unfamiliar with Turkish Accounting Principles. Beginning from the 2006 fiscal year, we will prepare our interim and annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Our interim and annual consolidated financial statements will include comparable data for 2005.The first Turkcell annual report on Form of 20-F filed with the SEC containing financial information prepared in accordance with IFRS (with a reconciliation to US GAAP) will be that for the year ending December 31, 2006. The implementation of IFRS may result in material differences in accounting and/or balances of several items such as but may not be limited to;

—	Revenue
—	Sales and Marketing Expenses
—	Depreciation and amortization
—	EBITDA margin
—	Net Income

However, we do not foresee any changes to reported cash flow as a result of the implementation of IFRS.

Management intends to provide earlier reporting of results in the coming periods along with improving the availability of key financial data through its transition to IFRS as well as ensuring efficiency in its reporting efforts.

Operational and Financial Review of Fourth Quarter and
Full Year 2005

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2005. Please note that although provided below, we believe that a year on year comparison for year end 2004 and 2005 results is not practical due to provisions recorded in 2004 related to legal settlements. For your information, selected financial information for the fourth quarter of 2004 and year end 2004 are included at the end of this press release.

Exchange Rate Information

US$1.00 equaled TRY 1.3418 as of December 31, 2005, which implies a quarterly 0.1% depreciation of TRY against US$ in the fourth quarter of 2005, and a yearly 0.02% appreciation of TRY against US$ in 2005. The consumer price index and producer price index in Turkey increased by 7.7% and 2.7%, respectively, in 2005. In 2005, there was a 5.7% appreciation of TRY against US$ on average monthly basis.

Subscribers

We added approximately 1.2 million new net subscribers in the last quarter of 2005, raising our total number of mobile subscribers to 27.9 million as of December 31, 2005, up from 26.7 million subscribers at September 30, 2005. Accordingly, the growth in our subscriber base in the fourth quarter was 4.5% while annual growth was approximately 19% during 2005, up from 23.4 million subscribers at December 31, 2004.  The overall subscriber base consisted of 5.4 million postpaid and 22.5 million prepaid subscribers as of year end 2005. The gross number of new subscribers acquired in 2005 consisted of 90% prepaid and 10% postpaid subscribers. The 19% increase in our overall subscriber base was primarily as a result of favorable macroeconomic developments and our low churn levels, which were maintained by our segmented retention activities and mass loyalty programs.

Turkcell Group Subscribers

We have approximately 32.1 million proportionate GSM subscribers, which was calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying such numbers by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers of 1.5 million subscribers. However, it includes the total number of GSM subscribers in Ukraine (we have a 54% direct and indirect stake in the Ukranian subsidiary) and in our Northern Cyprus operations (we have a 100% stake in Northern Cyprus) amounting to 2.5 million and 0.19 million subscribers respectively, because the financials of our subsidiaries in Ukraine and Northern Cyprus are consolidated with Turkcell’s financial statements.

Turkcell Group Subscribers
(million)

	Q3 2005	YE 2005
Turkcell	26.7	27.9
Ukraine*	1.3	2.5
Fintur (pro rata)	1.3	1.5
Northern Cyprus	0.17	0.19
TURKCELL GROUP	29.5	32.1

*  including TDMA

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Our churn rate remained stable at 2.9% (2.5%) in the fourth quarter of 2005.

The annual churn rate in 2005 increased to 10.1% (9.1%) in line with our expectations. The increase was due to intensified competition and an increasing subscriber base during the year. However, we believe our segmented retention and mass loyalty programs contributed greatly to our efforts to keep our churn rate under control.

In 2006, we expect the churn rate to be slightly higher than in 2005 due to the changing competitive landscape of the Turkish market.

MoU

Our blended MoU in the fourth quarter of 2005 decreased to 70.1 minutes from 73.4 minutes in the third quarter of the year mainly due to seasonality. However, the decrease, which was 4.5%, was milder compared to the same period of 2004 as a result of segment based campaigns, which led particularly to an improvement in the MoU of prepaid subscribers.

In 2005, in line with the improvement in the macroeconomic indicators, MoU increased to 67.7 minutes (64.9 minutes) as a result of the continuing effect of volume based campaigns.

We expect further improvement in usage in 2006 as a result of our continuing initiatives, which we hope will strengthen loyalty as well as promote usage.

Revenue

We recorded US$1,075.4 million (US$1,249.1 million) in revenue in the fourth quarter of 2005, which implies a 14% decline compared to the third quarter of 2005 mainly due to seasonally lower MoU. The one time impact of unregistered handsets also adversely impacted revenue.

On an annual basis, revenue increased 33% to US$4,268.5 million (US$3,200.8 million) in 2005 as a result of the growth in the subscriber base, a 5.7% price adjustment during the year, improved usage, the positive impact of appreciation of TRY against US$ during the year. Please note deductions on the revenue line with respect to legal provisions set in 2004 distorted revenue compared to 2005.

In 2006, we expect our revenue to increase at a slower pace compared to 2005. The main drivers of growth are expected to be subscriber growth, usage increase as well as a stable macroeconomic environment.

ARPU

In the fourth quarter of 2005, our blended average revenue per user (“ARPU”) decreased by 20% to US$12.2 (US$15.2) mainly due to loyalty programs and retention campaigns as well as seasonally lower MoU. Costs incurred related to unregistered handsets also adversely impacted our ARPU in the fourth quarter of 2005. ARPU for prepaid and postpaid subscribers was US$7.7 (US$9.4) and US$30.9 (US$38.1), respectively, during the same quarter.

Our blended ARPU in 2005 increased to US$13.2 (US$12.3) mainly due to positive macroeconomic indicators, price increases, improved usage and increasing Value Added Services and data revenue, renewed loyalty programs and retention campaigns. In 2005, ARPU for prepaid and postpaid subscribers was US$8.2 (US$7.2) and US$32.8 (US$29.2), respectively.

In 2006, ARPU is likely to decrease mainly due to dilutive impact of prepaid subscribers and campaigns.

EBITDA

EBITDA in the fourth quarter of 2005 decreased by 26% to US$456.4 million (US$615.4 million) mainly due to the decrease in revenue. Also, increase in General Administrative Expenses and Sales and Marketing Expenses contributed to the decrease in EBITDA. Consequently, EBITDA margin decreased to 42% (49%) in the fourth quarter of 2005.

EBITDA in 2005 increased to US$1,933.3 million (US$1,338.8 million) and consequently the EBITDA margin increased to 45% (42%) mainly due to improved operational performance as implied by the revenue growth and lower operational expense levels as a percentage of revenue.

In 2006, we expect to sustain 2005 EBITDA margin levels.

Profit & Loss and Balance Sheet Statements

Net income

We recorded US$241.4 million (US$327.4 million) net income in the fourth quarter of 2005.

In 2005, we increased our net income by 78% to US$910.9 million (US$511.8 million) mainly due to improvements in revenue and operational efficiency and the lack of legal provisions in 2005 despite the negative impact of taxation charges on our net income in 2005. Please note the distorting effect of additional provisions booked in 2004 related to settlement agreements on our net income.

Direct cost of revenue

The direct cost of revenue, including depreciation and amortization, was US$640.5 million (US$649.6 million) in the fourth quarter of 2005, which represents a 1% quarterly decline in nominal terms. The proportion of direct cost of revenues in total revenue increased to 60% (52%) mainly due to decrease in revenue.

In 2005, direct cost of revenues including depreciation and amortization was US$2,391.0 million (US$2,001.2 million). Although the increase in direct cost of revenues was parallel to the increase in revenues, the share of direct cost of revenues including amortization in total revenue has decreased to 56% in 2005 from 63% in 2004.  Please note the distorting effect of additional provisions booked to direct cost of revenue in 2004 related to legal settlement agreements.

Depreciation and amortization

Depreciation and amortization increased by 10% to US$127.7 million (US$115.7 million) in the fourth quarter of 2005 and increased similarly by 10% in 2005 to US$467.7 million (US$424.2 million) mainly due to the increase in capital expenditures in Ukraine.

Selling and marketing expenses

Our selling and marketing expenses increased by 18% to US$140.1 million (US$118.4 million) in the fourth quarter of 2005 as a result of increased advertising expenses, dealer activities and selling and marketing expenses of our Ukraine subsidiary. Consequently, the proportion of selling and marketing expenses to revenue increased to 13% (9%) during the quarter.

Selling and marketing expenses in 2005 were US$488.7 million (US$349.3 million), which constituted a 40% year on year rise in nominal terms mainly due to dealer activities. The proportion of selling and marketing expenses to revenue in 2005 increased only slightly to 11.4% (10.9%).

Subscriber acquisition costs (“SAC”)

Subscriber acquisition costs per subscriber (“SAC”) increased to US$28.2 (US$ 26.5) in the fourth quarter of 2005. This was mainly due to increased dealer activities and competitive campaigns to maintain market share.

SAC in 2005 increased to US$25.6 (US$21.5) in line with our expectations mainly due to campaigns initiated during the year parallel to intensified competition, increasing activation and dealer activities as well as appreciation of TRY.

In 2006, we expect SAC to increase due to increasing competition. However, we expect the proportion of Sales and Marketing expenses as a percentage of revenue to remain flat.

General and administrative expenses

Our general and administrative expenses in nominal terms increased to US$44.1 million (US$36.9 million) mainly due to one time expenses incurred related to Iran project. Accordingly, the proportion of general and administrative expenses to revenue increased to 4% (3%) in the fourth quarter of 2005.

During 2005, we recorded US$152.0 million (US$137.3 million) of general and administrative expenses, which was an increase in absolute terms from the previous year, however, the proportion of general and administrative expenses to revenue remained stable at 4% (4%).

Equity in net income of unconsolidated investees

In the fourth quarter of 2005, we recorded US$22.3 million (US$18.9 million) of equity in net income of unconsolidated investees mainly as a result of Fintur’s continued strong performance.

For the same reason, the equity in net income of unconsolidated investees increased to US$67.6 million (US$43.6 million) in 2005.

Net interest income/(expense)

Net interest income increased in the fourth quarter of 2005 to US$20.0 million (expense of US$3.3 million) mainly due to increase in interest income on deposits in line with the increase in TRY deposits, and decrease in interest expenses on outstanding balances and loans related to settlement payments and Cellco bond repayment.

In 2005, we recorded a net interest expense of US$8.4 million compared to a net interest income of US$31.3 million in 2004, mainly due to negative effect of interest expenses related to payments of legal settlements.

Income tax benefit / (expense)

Turkcell recorded US$70.1 million of income tax expense of which US$43.8 million and US$113.9 million were related to current tax benefit and deferred tax charge, respectively in the fourth quarter of 2005 compared to US$141.5 million of income tax expense in the previous quarter.

Total tax expense recorded was US$407.4 million (US$281.4 million) in 2005.

In 2005, tax expenses were mainly due to the deferred tax effect of the early and scheduled payments related to legal disputes in 2005, which is tax deductible from the corporate tax basis as of 2005 year end and an additional provision for withholding tax to be paid on taxable income of 2005.

The Ministry of Finance confirmed that Turkcell’s payments made to Turk Telekom and the Treasury, based on settlement agreements, are tax deductible from our tax base when they are paid. Therefore, we reversed a portion of our deferred tax assets based on the payments made in connection with the settlements and deducted from our corporate tax base in 2005.

Since no early payment was foreseen until the last quarter of 2005, our projected tax base was higher in the first nine months of 2005 compared to that of December 31, 2005. Hence, the early payment led to a corporate tax benefit in the fourth quarter of 2005, whereas simultaneously it increased the deferred tax charge of the last quarter of 2005 by increasing the portion of deferred tax assets to be reversed in connection with legal settlement payments.

Additionally, we recorded US$43.8 million income (US$49.4 million expense) from corporate tax (at the rate of 19.8%) for the fourth quarter 2005 and US$69.7 million expense (US$ 94.3 million expense) for the year 2005. The amount will be paid in TRY in May 2006. Since our investment incentive certificates provide tax benefit in the form of deductions for corporate tax purposes, we are exempt from 30% corporate tax (applicable in 2005); instead, such deductions are subject to withholding tax at the rate of 19.8%.

The corporate tax rate is 30% for the fiscal year ended December 31, 2005. However the Prime Minister of Turkey has announced in December 2005 that the corporate tax rate will be reduced to 20% starting from January 1, 2006. The issue is still debated by the government and the change in tax rate is not effective today. Therefore, the tax rate of 30% is used in the calculation of deferred tax.

Total assets

As of December 31, 2005, our total assets increased slightly to US$4,405.6 million (US$4,361.5 million).

Capital Expenditures

In the fourth quarter of 2005, we recorded US$205.8 million (US$121.9 million) of capital expenditures, US$89.8 million (US$40.2 million) of which was related to our Ukraine operations.

Total capital expenditures in 2005 amounted to US$778.7 million (US$486.7 million), US$270.6 million (US$176.7 million) of which was related to our Ukraine operations which have been consolidated into Turkcell’s financials since the second quarter of 2004.

Debt

Turkcell’s consolidated indebtedness including indebtedness from our Ukraine operation amounted to US$650.3 million (US$832.6 million) as of December 31, 2005. Of this total amount, US$380.7 million (US$67.3 million) was related to our Ukraine operations.

Reconciliation of Non-GAAP Financial Measures

The Company complies with the SEC’s guidance regarding the use of non-GAAP financial measures.  We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.  We are continuing to monitor developments in the interpretation of these new SEC rules regarding guidance and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measure of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million	Q4 2004	Q3 2005	Q4 2005	YE 2004	YE 2005

EBITDA	384.1	615.4	456.4	1,338.8	1,933.3
Minority interest	3.0	5.6	18.3	7.5	24.3
Equity in net income of unconsolidated	11.8	18.9	22.3	43.6	67.6
investees
Interest expense	(83.5)	(30.8)	(17.2)	(121.5)	(147.3)
Net increase (decrease) in assets and	(319.8)	(228.7)	(150.3)	(562.3)	(551.0)
liabilities
Net cash provided by operating activities	(34.0)	331.4	248.3	603.9	1,143.1

Forward Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 27.9 million post-paid and pre-paid customers as of December 31, 2005 operating in a three player market with a market share of approximately 64% as of third quarter 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 492 operators in 186 countries as of February 17, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$3,201 million net revenues as of December 31, 2004 and US$4,269 million as of December 31, 2005. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% Sonera Holding, 6.04% M.V. Group and 0.01% by others while the remaining 16.59% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr. or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended December 31, 2004	Quarter Ended September 30, 2005	Quarter Ended December 31, 2005	Year Ended December 31, 2004	Yesr Ended December 31, 2005

Consolidated Statement of Operations Data
Revenues
Communication fees	841.3	1,195.4	1,013.5	3,088.1	4,056.5
Commission income	14.4	25.9	35.2	20.2	108.0
Monthly fixed fees	13.5	13.8	13.5	51.9	54.3
SIM card sales	6.8	7.0	8.8	28.3	32.6
Call center revenues	2.4	3.3	2.7	8.2	10.1
Other revenues	1.1	3.7	1.7	4.1	7.0
Total revenues	879.5	1,249.1	1,075.4	3,200.8	4,268.5
Direct cost of revenues	(477.6)	(649.6)	(640.5)	(2,001.2)	(2,391.0)

Gross profit	401.9	599.5	434.9	1,199.6	1,877.5
General & administrative expenses	(43.3)	(36.9)	(44.1)	(137.3)	(152.0)
Selling & marketing expenses	(107.2)	(118.4)	(140.1)	(349.3)	(488.7)

Income from operations	251.4	444.2	250.7	713.0	1,236.8
Income from related parties, net	0.5	(0.2)	0.3	1.9	1.1
Interest expense	(83.5)	(30.8)	(17.2)	(121.5)	(147.3)
Interest income	38.3	27.5	37.2	152.8	138.9
Other income/(expense), net	4.6	1.2	(0.2)	7.1	5.2
Equity in net income of unconsolidated investees	11.8	18.9	22.3	43.6	67.6
Minority interest	3.0	5.6	18.3	7.5	24.3
Translation gain/(loss)	(32.7)	2.5	0.1	(11.2)	(8.3)

Income before taxes	193.4	468.9	311.5	793.2	1,318.3
Income tax benefit/(expense)	(54.8)	(141.5)	(70.1)	(281.4)	(407.4)

Net income	138.6	327.4	241.4	511.8	910.9

Net income per share	0.07471	0.176495	0.130143	0.275932	0.491095

Other Financial Data

Gross margin	45.7%	48.0%	40.4%	37.5%	44.0%
EBITDA(*)	384.1	615.4	456.4	1,338.8	1,933.3
Capital expenditures	134.6	121.9	205.8	486.7	778.7

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	763.8	641.9	795.1	763.8	795.1
Total assets	4,361.5	4,129.4	4,405.6	4,361.5	4,405.6
Long term debt	270.3	108.2	82.9	270.3	82.9
Total debt	832.6	535.9	650.3	832.6	650.3
Total liabilities	2,376.0	1,655.3	1,688.0	2,376.0	1,688.0
Total shareholders’equity/Net Assets	1,985.5	2,474.1	2,717.6	1,985.5	2,717.6

Consolidated Cash Flow Information
Net cash provided by operating activities	(34.0)	331.4	248.3	603.9	1,143.1
Net cash used in investing activities	(190.1)	(75.7)	(205.3)	(542.3)	(745.4)
Net cash provided by/(used in) financing activities	33.8	(294.5)	110.1	119.5	(366.5)

*  Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 19.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 27, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer